Exhibit 2

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

DEBT REDUCTION GROUP, LLC,

(“Seller”)

DAMON STEIN,

and

FACILITY CONSULTING, LLC

(together, the “Principals”)

and

ACCELERIZE NEW MEDIA, INC.

(“Buyer”)

Dated as of December 15, 2006

SCHEDULES AND EXHIBITS

Schedule A	-	Domain Names and Acquired Assets
Schedule 1.2	-	Transferred Contracts
Schedule 1.3	-	Options
Schedule 3.3	-	Allocation of Purchase Price
Schedule 5.3	-	Absence of Changes
Schedule 5.6	-	Material Contracts
Schedule 5.7	-	Permits
Schedule 5.8	-	No Conflict of Violation; Consents and Approvals
Schedule 5.9	-	Financial Statements
Schedule 5.10	-	Litigation
Schedule 5.12	-	Intellectual Property
Schedule 5.17	-	Customers
Schedule 5.18	-	Insurance
Schedule 5.19	-	Employees
Schedule 5.22	-	Bank Accounts
Exhibit 1.3(a)	-	Form of Non-Qualified Option Agreement
Exhibit 4.2(a)(i)	-	Bill of Sale
Exhibit 4.2(a)(ii)	-	Assignment and Assumption Agreement
Exhibit 4.2(a)(iii)	-	Domain Name Transfer Agreement
Exhibit 4.2(a)(iv)	-	Assignment of Intellectual Property
Exhibit 4.2(a)(v)	-	Stein Employment Agreement
Exhibit 4.2(a)(vi)	-	Goldberg Consulting Contract

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of December 15, 2006 (this “Agreement”), is by and among THE DEBT REDUCTION GROUP, LLC, a Delaware limited liability company (“Seller”), FACILITY CONSULTING, LLC, a Nevada limited liability Company (“FC”), DAMON STEIN (“Stein or together with FC, the “Principals”), on the one hand, and ACCELERIZE NEW MEDIA, INC., a Delaware corporation (“Buyer”), on the other hand. The Principals and Seller are hereinafter collectively referred to as the “Selling Parties”. Capitalized terms used in this Agreement and not otherwise defined have the meanings set forth in Section I.

RECITALS

WHEREAS, in the manner described herein and subject to the terms and conditions set forth herein, Buyer desires to purchase from Seller (subject to the assumption by Buyer of certain specifically enumerated Liabilities), and Seller desires to sell to Buyer (subject to the assumption by Buyer of such specifically enumerated Liabilities), the business, assets, properties and the goodwill associated with the foregoing, which constitute Seller’s internet marketing business, which is the business of identifying debt and mortgage leads from forms hosted on its network of sites and selling such leads to third parties or delivering them to independent contractors for processing in connection with Seller’s contracts with DebtXS, LP (collectively, the “Business”); and

WHEREAS, Daniel Goldberg (“Goldberg”) joins this Agreement for the sole purpose of guaranteeing the obligations of FC under this Agreement as set forth in Section 12.8.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements of the parties contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION I
DEFINITIONS

1.1.  Defined Terms. As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Acquired Assets” means all of the right, title and interest in and to the business, properties, assets and rights of any kind, whether tangible or intangible, real, personal or mixed (wherever located), used primarily in connection with the Business that are owned by Seller or in which Seller has any direct or indirect interest, including, without limitation, all of Seller’s right, title and interest in and to the following:

(a) all accounts receivable of Seller, arising in the ordinary course of the Business and outstanding on the Closing Date;

(b) all domain names listed on Schedule A hereto (the “Domain Names”);

(c) all Transferred Contracts;

(d) all Fixtures and Equipment;

(e) all information and records relating to the debt and mortgage leads identified through Seller’s website including but not limited to the database of email information;

(f) all Intellectual Property;

(g) all Permits;

(h) all supplies, sales literature, promotional literature, art work, display units, telephone and fax numbers and purchasing records relating to the Business;

(i) all Claims against any Person or entity in respect of the Business, including, but not limited to breach of contract or other claims resulting from breaches or defaults under any of the Transferred Contracts prior to Closing;

(j) (i) all records and lists pertaining to the Business or the Acquired Assets (including all manuals and service and maintenance records pertaining to the Fixtures and Equipment), (ii) all records and lists pertaining to the customers, suppliers or personnel of the Business, (iii) all product, business and marketing plans of the Business and (iv) all books, ledgers, files, reports, plans, drawings and operating records of every kind maintained by Seller and used primarily in connection with the Business, but excluding the originals of Seller’s minute books, stock ledgers and Tax Returns;

(k) all assets (other than the Excluded Assets) reflected on the Balance Sheet relating to the Business that have not otherwise been sold or transferred in the ordinary course; and

(l) all goodwill in the Business.

Notwithstanding the foregoing, the Acquired Assets shall not include any of the Excluded Assets.

“Action” means any action, Claim, suit, litigation, proceeding or investigation.

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, a party.

“Ancillary Agreements” means any and all documents and agreements by and between Buyer and Selling Parties required to be executed and delivered in connection with the transaction contemplated hereunder, including the Bill of Sale, Assignment and Assumption Agreement, Domain Name Transfer Agreement, Assignment of Intellectual Property, Stein Employment Agreement and the Goldberg Consulting Contract.

“Balance Sheet” means the audited balance sheet of Seller as of September 30, 2006, attached hereto as part of Schedule 5.9 which has been prepared in accordance with GAAP and consistent with past practice.

“Business Day” shall mean any weekday other than a weekday on which the banks in New York, New York are authorized or required to be closed.

“Claim” means any claim, demand, cause of action, chose in action, right of recovery or right of set-off of whatever kind or description against any Person.

“Client Acquisition Agreement” means that certain Client Acquisition Agreement effective as of June 20, 2005 by and among Seller and Debt XS, LP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Contracts” means all written or oral agreements and contracts to which Seller or the Business is a party or is bound, excluding the Ancillary Agreements and this Agreement.

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer on the date hereof which sets forth, among other things, certain exceptions to the representations and warranties contained in Section V hereof. Each reference in this Agreement to any numbered schedule is a reference to that numbered schedule in the Disclosure Schedule.

“Employees” means the employees of Seller who are employed in the Business.

“Encumbrance” means any lien, pledge, charge, easement or other security interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” means the following assets of Seller and its Affiliates, which, notwithstanding any other provision of this Agreement, are expressly excluded from the Acquired Assets and are not to be acquired by Buyer pursuant to this Agreement:

(a) all of Seller’s rights and remedies pursuant to this Agreement and the Ancillary Agreements;

(b) all Tax Returns and records and any rights to Tax refunds or credits and current and deferred Tax assets,

(c) any Contracts which are not assigned to Buyer;

(d) the Lease and the Sublease and all deposits issued or collected in connection therewith;

(e) the Money Market Funds; and

(f) any Online Marketing Refunds or Credits.

“Financial Statements” means, collectively, (a) the Balance Sheet and (b) the Income Statement, copies of which are attached as Schedule 5.9.

“Fixtures and Equipment” means all of the equipment, computers and other information technology equipment, phone systems, furniture, fixtures, furnishings, supplies and other tangible personal property located at the Seller Real Property and used in connection with the Business. For the avoidance of doubt, Fixtures and Equipment includes all of the tangible personal property located at the Seller Real Property but excludes Excluded Assets.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any court, government (federal, state, local, foreign or multinational) or other regulatory, administrative or governmental agency or authority, including, without limitation, those of the federal government and any governmental subdivision of the United States.

“Governmental Order” means any judgment, decision, consent decree, injunction, ruling, writ or order of or entered by any Governmental Authority that is binding on any Person or its property under applicable Law.

“Income Statement” means the audited, income statement of Seller for the nine months ending September 30, 2006, attached hereto as part of Schedule 5.9 which has been prepared in accordance with GAAP and consistent with past practice.

“Income Taxes” means all taxes (including franchise taxes), charges, fees, levies or other assessments imposed by any Taxing Authority and based on or measured solely with respect to net income or profits, including any interest, penalties or additions attributable or imposed with respect thereto.

“Intellectual Property” means all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications, common law trademarks, patents, patent applications and inventions and discoveries that may or may not be patentable, all registered and unregistered copyrights in both published works and unpublished works, all rights in mask works, all know-how, trade secrets, confidential or proprietary information, customer lists, Software, technical information, data, process technology, plans, drawings and blue prints, all rights in internet web sites and internet domain names, owned or licensed by any Selling Party and used primarily in connection with, and which relate primarily to, the Business.

“IRS” means the Internal Revenue Service.

“Laws” means any laws, statutes, ordinances, regulations, rules, court decisions and orders of any Governmental Authority.

“Lease” means that certain lease between Maram Holdings LLC, as landlord, and Seller, as tenant, dated January 27, 2004, and relating to the Seller Real Property.

“Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses relating thereto, and including without limitation those Liabilities, indebtedness and obligations arising under any Laws, Action, threatened Action, Governmental Order or any award of any arbitrator of any kind, and those arising under any contract, agreement, commitment or undertaking.

“Losses” means, in respect of the indemnification obligations of any party pursuant to this Agreement, any and all actual costs, losses, Liabilities, obligations, damages, deficiencies and other reasonable out-of-pocket expenses, including without limitation interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of Actions relating to Losses.

“Material Adverse Effect” means any effect or change that is or would reasonably be expected to be material and adverse to the Acquired Assets or the financial condition, or results of operations of the Business.

“Money Market Funds” shall mean all amounts held at Closing in that certain account in the name of Seller atBank of America bearing the account number 02189-04409.

“Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA.

“Non-Qualified Stock Options” means options to purchase the Buyer’s common stock issued in the amounts and to the individuals as set forth on Schedule 1.3, in the form attached hereto as Exhibit 1.3(a).

“Online Marketing Refunds or Credits” means any and all refunds or credits issued to seller from or by Yahoo, Overture, Google, Ask.com, or any other online marketing partners from marketing activity that took place on or prior to November 29, 2006. These refunds or credits may be in the form of cash, checks, or credits to credit cards (American Express or Chase) or credits to online marketing partner accounts.

“Options” means options to purchase the Buyer’s common stock.

“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

“ordinary course of business” or “ordinary course” or any similar phrase means the ordinary course of the Business, consistent with Seller’s past practice in operating the Business.

“Other Tax” or “Other Taxes” means all taxes, charges, levies, fees or other assessments, including, but not limited to, transfer, gross receipt, sales, use, service, occupation, ad valorem, property, payroll, personal property, excise, severance, premium, stamp, documentary, license, registration, social security, employment, unemployment, disability, environmental (including taxes under Section 59A of the Code), add-on, value-added, withholding (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return therefor), commercial rent and occupancy taxes, and any estimated taxes, deficiency assessments, interest, penalties and additions to tax or additional amounts in connection therewith, imposed by any Taxing Authority, but specifically excluding Income Taxes.

“Permits” means, collectively, all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Authority required in connection with the operation of the Business as presently conducted or in the ownership of the Acquired Assets.

“Permitted Tax Lien” shall mean (a) any lien securing the payment of Taxes which are either not delinquent or being contested in good faith by appropriate proceedings and (b) any lien for Taxes not yet due and payable.

“Person” means an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated organization, a government or any department or agency thereof or any other entity.

“Plan” means any employee pension benefit plan, as defined in Section 3(2) of ERISA, other than a Multiemployer Plan, any employee welfare benefit plan, as defined in Section 3(1) of ERISA, and any other written (and to the extent it provides material compensation or benefits, unwritten) agreement, plan, program, fund, policy, contract or arrangement providing compensation, pension, retirement, profit sharing, stock bonus, stock option, stock purchase, phantom or stock equivalent, bonus, deferred compensation, hospitalization, medical, dental, vision, vacation, life insurance, death benefit, sick pay, disability, severance, educational assistance, holiday pay, housing assistance, moving expense reimbursement or material fringe benefits to any Employee or the beneficiaries and dependents of any Employee, regardless of whether it is mandated under local law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or non-contributory; provided, however, that any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an Employee shall not be considered a “Plan” for these purposes.

“Reasonable Efforts” means the efforts that a prudent Person wanting to achieve the result in question would take and that are commercially reasonable under similar circumstances to achieve that result as expeditiously as reasonably possible.

“Representative” means, with respect to any Person, any officer, director, principal, attorney, agent, employee or other authorized representative of such Person.

“Retained Liabilities” means all Liabilities of Seller other than the Assumed Liabilities, including, without limitation, the following:

(a) any Liabilities of Seller for Taxes;

(b) any Liabilities under Plans;

(c) any Liabilities for legal, accounting, audit and investment banking fees, broker commissions and any other expenses incurred by Seller or any affiliate in connection with the negotiation or preparation of this Agreement and the transactions contemplated hereby;

(d) any Liabilities for, or related to, indebtedness for borrowed money, other than with respect to the Assumed Liabilities;

(e) any Liabilities to the extent they relate to the Excluded Assets (except with respect to the Lease and the Sublease);

(f) all Liabilities relating to the Business or the Acquired Assets (or any other assets, properties, rights or interests associated, at any time prior to Closing, with the Business or the Acquired Assets), to the extent based on events or conditions occurring or existing prior to Closing and connected with, arising out of or relating to any dispute regarding services rendered;

(g) any Liabilities to be paid or performed in respect of any Contract not included among the Transferred Contracts (except with respect to the Lease and the Sublease);

(h) all Liabilities relating to are arising as a result of the failure of Seller to carry workers’ compensation insurance or to ensure that its independent contractors carry such insurance.

(i) all Liabilities with respect to any fines or penalties imposed by any Governmental Authority arising out of the operation of the Business prior to the Closing Date; and

(j) any Liabilities relating to any pending legal proceedings against Seller or any Affiliates of Seller or relating to the Business, including, without limitation, lawsuits, administrative agency proceedings, and demand letters threatening legal action.

“Seller Real Property” means Seller’s leasehold interest in the real property of the Business located at 12121 Wilshire Blvd., Suite 322, Los Angeles, CA 90025 together with all of Seller’s right, title and interest in improvements located thereon, and all rights, privileges, easements, hereditaments and appurtenances belonging to or for the benefit of such real property.

“Shares” means the Shares of Buyers common stock which constitute the Closing Share Payment.

“Software” means all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

“Sublease” means that certain Sublease dated January 1, 2006 between Seller as Sublessor and Eden Tree Technologies, Inc., as Sublessee.

“Sublessee” means Eden Tree Technologies, Inc., the Sublessee under the Sublease.

“Tax” or “Taxes” means Income Taxes and Other Taxes.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition of any Tax or exercising Tax regulatory authority.

“Tax Return” means any return, report or similar statement or form required to be filed with respect to any Tax (including any attached schedules and related or supporting information), including without limitation any information return, claim for refund, amended return or declaration of estimated Tax.

“Tenant Improvement Settlement Agreement” means that certain letter agreement dated as of September 23, 2006 between Seller and Maram Holdings, LLC.

“Tier 1 DRG Performance Target” means aggregate revenues of $1,100,000 and aggregate Gross Profit of $330,000 produced by the Business in the Earn-out Period.

“Tier 2 DRG Performance Target” means aggregate revenues of $1,000,000 and aggregate Gross Profit of $300,000 produced by the Business in the Earn-out Period.

“Tier 3 DRG Performance Target” means aggregate revenues of $900,000 and aggregate Gross Profit of $270,000 produced by the Business in the Earn-out Period.

“Transferred Contracts” means the Contracts listed on Schedule 1.2.

1.2.  Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Accounting Firm	3.1(c)(ii)
Agreement	Preamble
Arbitration Act	13.12(b)(ii)
Arbitration Rules	13.12(b)(ii)
Assignment and Assumption Agreement	4.2(b)(ii)
Assignment of Intellectual Property	4.2(a)(iv)
Assumed Liabilities	2.3
Bill of Sale	4.2(a)(i)
Business	Recitals
Buyer	Preamble
Claim Notice	12.4(d)
Closing	4.1
Closing Date	4.1
Closing Share Payment	3.1
Dispute	13.12(a)
Domain Names	1.1 under Acquired Assets
Earn-out Dispute Notice	3.1(c)(i)
Earn-out Warrants	3.1(a)
Earn-out Period	3.1(a)

Earn-out Statement	3.1(c)(i)
Estoppel Certificate(s)	8.1(b)
FC	Preamble
Goldberg	Preamble
Goldberg Consulting Contract	4.2(a)(vi)
Gross Profit	3.1(c)
Hold Back	3.2(a)
Hold Back Termination Date	3.2(b)
Investment Event	10.3(a)
Liquidation Documents	8.1(i)
Material Contracts	5.6(a)
Principals	Preamble
Purchase Price	3.1
Repurchase Right	10.3(b)
Repurchase Notice	10.(b)
Securities Act	5.24
Seller	Preamble
Selling Parties	Preamble
Stein	Preamble
Stein Employment Agreement	4.2(a)(v)
Transferred Persons	11.1
Trigger	10.3(b)

SECTION II
PURCHASE AND SALE; ASSUMPTION

2.1.  Purchase and Sale of Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of the Acquired Assets, free and clear of all Encumbrances.

2.2.  Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, the Acquired Assets shall not include, and in no event shall Buyer acquire any right, title, benefit or interest in, to or under, any of the Excluded Assets. If there are any Online Marketing Refunds or Credits Buyer will promptly issue a check to Seller in an amount equal to the Online Marketing Refunds or Credits.

2.3.  Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement at the Closing, Buyer shall assume, pay, perform and discharge in due course the following (and only the following) Liabilities (the “Assumed Liabilities”):

(a) All Liabilities of Seller with respect to the Lease, Sublease and the Tenant Improvement Settlement Agreement that arise from and after the Closing Date;

(b) all Liabilities of Seller with respect to the performance of the Transferred Contracts to the extent accruing after Closing and not related to a breach by Seller prior to Closing (except for those Retained Liabilities with respect to the Client Acquisition Agreement);

(c) the payment of up to $150.00 per month per space for parking spaces for Goldberg, Stein and Phil Cefalu, for so long as each of the aforementioned individuals is employed by or consulting for Buyer;

(d) all Liabilities of Seller with respect to the American Express and Chase credit cards held by Stein and Goldberg accruing from December 2006 forward. For the avoidance of doubt, Seller shall be responsible for paying the statements for each card in full with a payment due date in December 2006. Buyer is responsible for payment of all statements with a payment due date in January, 2007 and all statements thereafter.

(e) monthly cell phone bills of Goldberg and Stein for as long as each is a full-time employee (as defined in their respective consulting and employment agreements).

IN NO EVENT SHALL THE ASSUMPTION BY BUYER OF THE ASSUMED LIABILITIES IMPEDE BUYER’S RIGHT TO SEEK INDEMNIFICATION FROM SELLER WITH RESPECT TO ANY CLAIM OR LIABILITY CONSTITUTING A BREACH OF ANY REPRESENTATION OR WARRANTY MADE BY SELLER HEREUNDER.

Buyer shall take, or cause to be taken, all actions necessary to cause the assumption on the Closing Date by Buyer of the Assumed Liabilities, including without limitation the execution and delivery at the Closing of the Assignment and Assumption Agreement.

2.4.  Retained Liabilities. Seller shall remain responsible for all Retained Liabilities.

SECTION III
PURCHASE PRICE AND ADJUSTMENTS

3.1.  Purchase Price. The aggregate purchase price for the Acquired Assets (the “Purchase Price”) shall be an amount equal to and payable in (i) 3,500,000 shares of common stock, $0.001 par value, of the Buyer (the “Closing Share Payment”), plus (ii) the Earn-out Warrants (defined below), plus (iii) the assumption of the Assumed Liabilities.

The Parties agree that, on the Closing Date, the Shares have a value of $.03 per share.

(a) Earn-out Warrants. As part of the Purchase Price for the sale of the Acquired Assets, the Buyer shall issue to Seller 500,000 Warrants (the “Earn-out Warrants”) which shall vest if, and only if, at the end of the eighteen (18) month period from the Closing Date (the “Earn-out Period”), either the Tier 1 DRG Performance Target, Tier 2 DRG Performance Target or Tier 3 DRG Performance Target has been met.

(b) Performance Targets. For purposes of Section 3.1(a):

(i) If the Tier 1 DRG Performance Target is met, all 500,000 Earn-out Warrants shall vest.

(ii) If the Tier 2 DRG Performance Target is met, only 450,000 Earn-out Warrants shall vest.

(iii) If the Tier 3 DRG Performance Target is met, only 400,000 Earn-out Warrants shall vest.

(c) For purposes of Section 3.1(b) “Gross Profit” means revenues of the Business minus expenses of the Business (including but not limited to taxes and amortization but specifically excluding the salary expense of Goldberg and Stein under their respective contracts referred to in Section 4.2).

(i) Within 60 days after end of each calendar quarter, beginning on the first calendar quarter end after the Closing Date, Buyer shall furnish to Seller a statement of the revenues and Gross Profit of the business (the “Earn-out Statement”) for the prior quarter; provided however that the Earn-out Statement for the first calendar quarter end shall only contain revenues and Gross Profit from the Closing Date to such calendar quarter end and the Earn-out Statement for the last calendar quarter in the Earn-out Period shall contain only revenue and Gross Profit from the start of such quarter to the end of the Earn-out Period. The Earn-out Statement delivered by Buyer to Seller shall be deemed to be final, binding and conclusive on the parties unless Seller notifies Buyer in writing (an “Earn-out Dispute Notice”) of a dispute of any amounts reflected on the Earn-out Statement within 15 days after Seller’s receipt of such Earn-out Statement. The Earn-out Dispute Notice shall state in reasonable detail the basis for Seller’s objection. In the event of such a dispute, Sellers and Buyer shall resolve such dispute in accordance with the provisions of Section 13.12 of this Agreement.

(ii) Within 30 days after receiving the Earn-out Statement for the entire Earn-out Period, Seller shall be permitted to appoint an accounting firm which is mutually agreeable to the parties (the “Accounting Firm”) to review and audit the work papers, and other supporting documentation as may be reasonably requested, of Buyer and Buyer’s accountants relating to the calculation of revenues and Gross Profit. The Accounting Firm shall have full access to all relevant books and records and employees of Buyer to the extent required to complete its review of the calculation of revenues and Gross Profit. The costs and expenses of such third-party auditor shall be borne by Seller unless (i) Buyer’s calculation of revenues and Gross Profit was more than 5% off the actual revenues and Gross Profit as finally agreed by Buyer or determined pursuant to Section 13.12, or (ii) Buyer’s calculation of revenues and Gross Profit was off by less then 5%, but the actual revenues and Gross Profit numbers cause Seller to meet any of the DRG Performance Targets, in which case such costs and expenses shall be borne by Buyer.

(d) The Buyer covenants that in order to aid in the achievement of any of the DRG Performance Targets, Buyer shall spend $45,000 on a paid search initiative each month following Closing, for the duration of the Earn-Out Period.

(e) The Board of Directors maintains the right to issue Earn-Out Warrants to seller if in its opinion seller performance warrants the issuing of the options, even if performance targets are not met.

3.2.  Hold Back.

(a) At Closing, fifty percent (50%) of the Closing Share Payment (the “Hold Back”) will be held by Buyer for a period of twelve (12) months from Closing to be set off against Losses, if any, incurred by Buyer arising from breaches of representations, warranties, covenants or agreements, as described in Section 12.4.

(b) On or promptly after the close of business on the twelve month anniversary of the date of the Closing (the “Hold Back Termination Date”) the Hold Back (subject to any set-off per Section 3.2(a) above) shall be disbursed to Seller and/or the Principals, as the case may be; provided, however, that, to the extent necessary, a portion of the Hold Back necessary to satisfy any unsatisfied claims made known to Seller pursuant to the terms of this Agreement and prior to the Hold Back Termination Date shall remain in the Buyer’s possession until such claims have been resolved.

(c) If any of the shares comprising the Hold Back are used to set-off against Losses pursuant to the provisions of this Section and Section 12.4, such shares shall be valued at their fair market value on the date of such set-off.

3.3.  Allocation of Consideration. The Purchase Price shall be allocated among the Acquired Assets for purposes of Tax Code Section 1060, as set forth on Schedule 3.3. Except as otherwise required by Laws, Buyer and Seller agree to be bound by such allocation and to complete and attach IRS Form 8594 to their respective Tax Returns accordingly. In any proceeding related to the determination of any Tax, neither Buyer nor Seller shall contend or represent that such allocation is not a correct allocation. no Party shall make any written statements or take any position inconsistent with the allocation on any Tax Return, in any refund claim, during the course of any IRS audit or other Tax audit, for any financial or regulatory purpose, in any litigation or investigation or otherwise. Each Party shall notify the other Party in writing if it receives notice that the IRS or other governmental agency proposes any allocation different than that agreed upon pursuant to this Section 3.3.

SECTION IV
CLOSING

4.1.  Closing. The closing of the transactions contemplated herein (the “Closing”) shall occur at 10:00 a.m. EST on January 1, 2007 or the date which is one (1) Business Day following the day on which all of the conditions to Closing set forth in Section VIII hereof have been satisfied or waived, or such other date as Selling Parties and Buyer may mutually agree in writing (the “Closing Date”).

4.2.  Deliveries at Closing.

(a) To effect the transactions contemplated hereby, Seller shall, on or before the Closing Date, deliver or cause to be delivered to Buyer or Buyer’s counsel at the address set forth in Section 13.2 (unless previously delivered):

(i) one or more bills of sale in form reasonably acceptable to Buyer, executed by Seller and conveying all of the tangible personal property included in the Acquired Assets to Buyer in substantially the form attached hereto as Exhibit 4.2(a)(i) (the “Bill of Sale”);

(ii) an assignment and assumption agreement executed by Seller assigning the Transferred Contracts and the Assumed Liabilities to Buyer in substantially the form attached hereto as Exhibit 4.2(a)(ii) (the “Assignment and Assumption Agreement”);

(iii) an assignment of domain names executed by Seller and assigning all of Seller’s rights, title and interest in and to the Domain Names to Buyer in substantially the form attached hereto as Exhibit 4.2(a)(iii) (the “Domain Name Transfer Agreement”);

(iv) an assignment document executed by Seller and assigning the Intellectual Property to Buyer (which shall in any case be in recordable form to the extent necessary to assign such rights) in substantially the form attached hereto as Exhibit 4.2(a)(iv) (the “Assignment of Intellectual Property”);

(v) an employment agreement between Buyer and Stein in substantially the form of Exhibit 4.2(a)(v) (“Stein Employment Agreement”); executed by Stein;

(vi) a Consulting Contract between the Buyer and Goldberg in substantially the form of Exhibit 4.2(a)(vi) (“Goldberg Consulting Contract”); executed by Goldberg;

(vii) evidence that Seller has changed its name along with a consent to use the name “The Debt Reduction Group” executed by Seller on behalf of Buyer;

(viii) certified copies of Seller’s certificate of formation and operating agreement;

(ix) certificates of good standing of Seller, issued not earlier than 30 days prior to the Closing Date, by the Secretary of State of Delaware;

(x) an incumbency and specimen signature certificate dated as of the Closing Date with respect to the officers of Seller executing this Agreement and each Ancillary Agreement to which Seller is a party;

(xi) copies of the resolutions and other requisite limited liability company actions authorizing the execution and delivery of this Agreement and the other documents and instruments to be executed and delivered pursuant to this Agreement, and the consummation by Seller of the transactions contemplated in such agreements, documents and instruments, which copies have been certified by an authorized officer of Seller and dated as of the Closing Date;

(xii) a certificate dated as of the Closing Date and duly executed by an authorized officer of Seller certifying that (i) Seller has complied with all agreements and obligations required by this Agreement to have been performed or complied with by it prior to the Closing, and (ii) the representations and warranties made by Seller hereunder are true at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date;

(xiii) where required, consents to the assignment of the Transferred Contracts;

(xiv) such other instruments executed by the relevant Selling Party as shall be reasonably requested by Buyer to consummate the transactions contemplated by this Agreement.

(b) To effect the transactions contemplated hereby, Buyer shall, on or before the Closing Date, deliver or cause to be delivered to Seller or Seller’s counsel at the address set forth in Section 13.2 (unless previously delivered):

(i) the Closing Share Payment (minus the Hold Back);

(ii) the Non-Qualified Stock Options;

(iii) the Earn-out Warrants;

(iv) executed counterparts to each of the Ancillary Agreements;

(v) certified copies of Buyer’s articles of incorporation and bylaws;

(vi) a certificate of good standing of Buyer, issued not earlier than 30 days prior to the Closing Date, by the Secretary of State of Delaware;

(vii) an incumbency and specimen signature certificate with respect to the officers of Buyer executing this Agreement and each Ancillary Agreement to which Buyer is a party;

(viii) copies of the resolutions and other requisite corporate actions of the Board of Directors of Buyer authorizing the execution and delivery of this Agreement and each Ancillary Agreement pursuant to this Agreement, and the consummation by Buyer of the transactions contemplated by such Agreements, which copies have been certified by the secretary of Buyer and dated as of the Closing Date;

(ix) a certificate dated as of the Closing Date and duly executed by an authorized officer of Buyer certifying that (i) Buyer has complied with all agreements and obligations required by this Agreement to have been performed or complied with by it prior to the Closing, and (ii) the representations and warranties made by the Buyer hereunder are true at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date; and

(x) such other instruments executed by Buyer as shall be reasonably requested by Seller to consummate the transactions contemplated by this Agreement.

(c) To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, mutually satisfactory to the parties.

SECTION V
REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

Except as otherwise set forth on the Disclosure Schedule, the Selling Parties represent and warrant to Buyer as follows. Whenever a representation or warranty is qualified by the knowledge of Seller or Seller’s knowledge such knowledge refers to the actual knowledge of Goldberg and Stein.

5.1.  Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and in each jurisdiction in which either the ownership or use of the properties owned or used by it, or the conduct of business by it, requires such qualification, with the requisite limited liability company power and authority to conduct the Business as it is presently being conducted and to own and lease the Acquired Assets.

5.2.  Authorization. Seller has all requisite limited liability company power and authority, and has taken all actions necessary, to execute and deliver this Agreement and the Ancillary Agreements, to consummate the transactions contemplated hereby and thereby and to perform the obligations hereunder and thereunder. This Agreement and each Ancillary Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by Buyer and of each Ancillary Document by the other parties thereto, is a valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as may be limited by the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

5.3.  Absence of Certain Changes or Events. Since September 30, 2006, other than as set forth on Schedule 5.3 the Business has been operated by Seller, in the ordinary course of business, and there has not been any:

(a) Material Adverse Effect;

(b) change in accounting methods, principles or practices, affecting the Acquired Assets, the Assumed Liabilities or the Business;

(c) revaluation of any of the Acquired Assets;

(d) damage, destruction or loss (whether or not covered by insurance) adversely affecting the Acquired Assets or the Business;

(e) cancellation of any indebtedness or waiver or release of any right or Claim of Seller relating to its activities or properties, which had a Material Adverse Effect on the Acquired Assets or the Business;

(f) (i) increase in the base compensation payable or to become payable to any Employee, (ii) grant or accrual of any loan, bonus, fees, incentive compensation, service award or other similar benefit, to or for the benefit of any Employees, (iii) adoption or amendment in any material respect of any Plan (other than the extension of coverage to any Employee who became eligible under any such Plan following September 30, 2006), (iv) entry into any employment or consulting agreement with an Employee or consultant to the Business or any material amendment to any employment or consulting agreement with an Employee or consultant to the Business in effect as of the date hereof or (v) hiring of any Employee;

(g) any material amendment cancellation or termination of any Material Contract or Permit relating to the Acquired Assets or the Business or entry into any contract, commitment, agreement, lease, transaction or permit that is not in the ordinary course of business;

(h) mortgage, pledge or other Encumbrance of or on any of the Acquired Assets;

(i) sale, assignment or transfer of any of the Acquired Assets;

(j) capital expenditure or commitment therefor in excess of $5,000;

(k) failure to pay or satisfy when due any Liability;

(l) entry into, termination of or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit or similar Contract to which Seller is a party or (ii) any Contract or transaction involving a total remaining commitment by Seller of at least $5,000 and relating to the Business;

(m) notice received from any material customer stating an intention to discontinue or change the terms of its relationship with Seller and relating to the Business.

(n) lawsuit, administrative agency charge or demand letter alleging liability against Seller; and

(o) agreement to do any of the things described in the preceding clauses (a) through (n) other than as expressly provided for herein.

5.4.  Assets

(a) Seller has good and transferable title to all Acquired Assets free and clear of any Encumbrances.

(b) Each material item of tangible property comprising the Acquired Assets is in good operating condition, ordinary wear and tear excepted, is suitable for use as presently used by Seller, is free from latent or patent defects and has been maintained in accordance with commercially reasonable practices. All material items of tangible property comprising the Acquired Assets are in the possession of Seller and are located at the Seller Real Property.

5.5.  Seller Real Property. Other than the Lease and the Sublease, Seller has not entered into any contract or agreement with respect to the occupancy of the Seller Real Property which will be binding on the Buyer after the Closing. Seller is the record and beneficial owner of the tenant’s interest under the Lease and except for the Sublease, Seller has not assigned, subleased, conveyed, transferred or otherwise encumbered Seller’s interest under the Lease. The copies of the Lease and Sublease heretofore delivered by Seller to the Buyer are true, correct and complete copies thereof, and neither the Lease nor the Sublease has been amended.

(a) The Lease and Tenant Improvement Settlement Agreement are in full force and effect on the terms set forth therein and constitute the entire agreement between Seller and the landlord with respect to the subject matter thereof. To Seller’s knowledge, there are no defaults or circumstances which with the giving of notice, the passage of time or both would constitute a default on the part of the landlord or Seller thereunder, and Seller is legally required to pay all sums and perform all material obligations set forth therein without concessions, abatements, offsets, defenses or other basis for relief or adjustment.

(b) The Sublease is in full force and effect on the terms set forth therein and constitutes the entire agreement between Seller and Sublessee with respect to the subject matter thereof. There are no defaults or circumstances which with the giving of notice, the passage of time or both would constitute a default thereunder and the Sublessee is legally required to pay all sums and perform all material obligations set forth therein without concessions, abatements, offsets, defenses or other basis for relief or adjustment. The Sublessee has not asserted in writing and has no defense to, offsets or claims against, rent payable by it or the performance of its other obligations under the Sublease. The Seller has no outstanding obligation to provide the Sublessee with an allowance to construct, or to construct at its own expense, any tenant improvements. The Sublessee has not (i) prepaid any rent or other charges, with the exception of a security deposit equal to one months rent; (ii) filed a petition in bankruptcy or for the approval of a plan of reorganization or management under the Federal Bankruptcy Code or under any other similar state law, made an admission in writing as to the relief therein provided; (iii) otherwise become the subject of any proceeding under any federal or state bankruptcy or insolvency law; (iv) admitted in writing its inability to pay its debts as they become due; (v) made an assignment for the benefit of creditors; (vi) petitioned for the appointment of or had appointed a receiver, trustee or custodian for any of its property; or (vii) requested in writing a modification of its Sublease, or a release of its obligations under its Sublease in any material respect or given written notice terminating its Sublease, or been released of its obligations thereunder in any material respect prior to the normal expiration of the term thereof. All lease commissions due with respect to the Sublease have been paid in full.

5.6.  Contracts and Commitments

(a) Schedule 5.6 sets forth a complete and accurate list of Contracts in the following categories (collectively, the “Material Contracts”):

(i) all employment agreements and severance agreements, including, without limitation, agreements (A) to employ or terminate any Employee or (B) that will result in any severance, termination, “golden parachute,” or other similar payments to any present or former Employee following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement;

(ii) all franchise, license, technical assistance, commission, consulting, agency or advertising contracts related to or useful in connection with the Acquired Assets and/or the Business;

(iii) all contracts or commitments relating to commission arrangements with others;

(iv) all promissory notes, loans, agreements, indentures, evidences of indebtedness, letters of credit, guarantees, or other instruments relating to an obligation to pay money, whether Seller shall be the borrower, lender or guarantor thereunder or whereby any Acquired Assets are pledged;

(v) any agreement concerning confidentiality or non-competition;

(vi) all purchase, supply, distribution and sales Contracts which are not cancelable on thirty (30) calendar days’ notice;

(vii) any other Contract involving payments in excess of $10,000 annually;

(viii) any Contract between Seller and any Affiliate, partner, officer, director, or employee of Seller;

(ix) any service Contract affecting any of the Acquired Assets which has an unexpired term as of the Closing Date in excess of 30 days;

(x) any lease or sublease relating to the Business;

(xi) each Contract not denominated in U.S. dollars;

(xii) each written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Seller other than in the ordinary course of business;

(xiii) any other Contract that was not entered into in the ordinary course of business; and

(xiv) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

(b) Except as set forth on Schedule 5.6, (i) all of the Material Contracts are in full force and effect and constitute legal, valid and binding obligations of Seller and the other parties thereto, (ii) Seller has fulfilled, or taken all action necessary to enable it to fulfill when due, all of its obligations under each such Material Contract and (iii) Seller is not in default under any of the Material Contracts. Seller has not received any notice of cancellation or termination or any notice of default under any Material Contract. Seller has furnished Buyer with true and correct copies of each of the Material Contracts set forth on Schedule 5.6, together with all amendments and supplements thereto.

5.7.  Permits. Seller, holds, owns or possess all Permits required, or to the best of Seller’s knowledge, useful in order to conduct the Business and to own and use the Acquired Assets in the manner in which they are currently owned and used by Seller, and all such Permits are listed on Schedule 5.7. Except as set forth on Schedule 5.7, (i) such Permits are in full force and effect, and Seller is in compliance with the terms of, and has not received any notice of any claim of default with respect to, any such Permit; (ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Permit listed or required to be listed in Schedule 5.7 or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Permit listed or required to be listed in Schedule 5.7; and (iii) all applications required to have been filed for the renewal of the Permits listed or required to be listed in Schedule 5.7 have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Authorities.

5.8.  No Conflict or Violation; Consents and Approvals

(a) Other than as set forth on Schedule 5.8(a), neither the execution, delivery or performance by Seller of this Agreement or the Ancillary Agreements nor the consummation by Seller of the transactions contemplated hereby and thereby, will (i) violate or conflict with any provision of Seller’s organizational documents, (ii) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or permit the acceleration of, the performance required by, or result in a right of termination or acceleration under, any Material Contract to which Seller is a party or by which the Acquired Assets are bound or (iii) violate any Law or Governmental Order applicable to Seller.

(b) Other than as disclosed on Schedule 5.8(b), no consent, approval or authorization of or from, notice to or declaration, filing or registration with, any domestic or foreign Governmental Authority or any other Person is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

5.9.  Financial Statements; Undisclosed Liabilities; Books and Records.

(a) The Financial Statements are attached as Schedule 5.9. The Financial Statements are true and complete. Except as otherwise set forth therein or on Schedule 5.9, the Financial Statements have been prepared from the books and records of Seller, in accordance with GAAP consistent with past practice throughout the periods covered thereby and fully present in all material respects, the financial condition and result of operations of the Business as of the respective dates or periods indicated thereon.

(b) Seller has no Liabilities except for: (i) Liabilities reflected or reserved against in the Balance Sheet in accordance with GAAP and current Liabilities incurred in the ordinary course of business of Seller, and consistent with past practices, since the date of the Balance Sheet; (ii) Liabilities that arise under this Agreement; and (iii) contractual Liabilities under executory contracts, including the Transferred Contracts.

(c) The books of account and other financial records of Seller, all of which have been made available to Buyer, are complete and correct and represent actual bona fide transactions.

5.10.  Litigation. Except as set forth on Schedule 5.10, (a) there is no Action pending or threatened (i) against or adversely affecting the Business or the Acquired Assets or (ii) seeking to delay, limit or enjoin the transactions contemplated by this Agreement, (b) Seller is not subject to any Governmental Order relating to the Business and (c) there are no unsatisfied judgments against the Business or the Acquired Assets. No event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Action or Governmental Order. Seller has delivered to Buyer copies of all pleadings, correspondence and other documents relating to each Action or Governmental Order listed in Schedule 5.10.

5.11.  Compliance with Law. Seller is, in the conduct of the Business and the leasing of the Seller Real Property, in compliance with all applicable Laws and Governmental Orders relating to the Acquired Assets or the Business including without limitation any applicable bulk sales act or similar law. No event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by Seller of, or a failure on the part of Seller to comply with, any Law or (B) may give rise to any obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Seller has not received any oral or written notice from any Governmental Agency regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Law.

5.12.  Intellectual Property

(a) Schedule 5.12(a) sets forth all Intellectual Property.

(b) Except as set forth in Schedule 5.12(b), Seller (i) solely owns all right, title and interest in and to the Intellectual Property, (ii) has no obligation to compensate any Person for the use of any Intellectual Property and (iii) has not granted to any Person any license, option or other rights in or to any Intellectual Property. Except as set forth in Schedule 5.12(b), Seller has not received any notice that any other Person is claiming any ownership of, or right to use, any Intellectual Property. There are no outstanding and, to Seller’s knowledge, no threatened disputes or disagreements with respect to any Intellectual Property.

(c) Set forth in Schedule 5.12(c) is a list of all former and current Employees of Seller who have executed written Contracts with Seller that assign to Seller all rights to any inventions, improvements, discoveries or information relating to the Business.

5.13.  Plans. Seller does not now have nor has it ever maintained a Plan (except for certain Pacificare medical benefits previously offered to employees).

5.14.  Tax Matters

(a) Seller (and any affiliated group of which Seller is now or has been a member) has timely filed with the appropriate Taxing Authorities all Tax Returns with respect to the Acquired Assets and the Business required to be filed through the date hereof and will timely file any such Tax Returns required to be filed on, prior to or subsequent to the Closing Date (taking into account valid extensions) with respect to all periods prior to the Closing Date.

(b) All Taxes with respect to the Acquired Assets and the Business, in respect of periods beginning before the Closing Date, have been timely paid, or will be timely paid.

(c) No waivers of statutes of limitation with respect to any Tax Returns have been given by or requested from Seller.

(d) There are no liens for Taxes on or against any of the Acquired Assets other than Permitted Tax Liens.

(e) None of the Acquired Assets is (i) property that is required to be treated as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code; (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (iii) property which directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.

(f) There are no tax sharing agreements or similar arrangements currently in effect (whether written or unwritten) with respect to or involving Seller.

(g) Seller is not a party to any agreements or arrangements that would result, individually or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code, including, without limitation, as a result of any event connected with the acquisition of the Acquired Assets by Buyer or any other transaction contemplated herein.

5.15.  Hazardous Substances. To knowledge of Seller’s none of Seller nor the Sublessee or any other occupant or user of the Seller Real Property, or any portion thereof, has stored or disposed of (or engaged in the business of storing or disposing of) or has released or caused the release of any hazardous or toxic substance, hazardous waste, contaminants, oil, radioactive or other hazardous material on the Seller Real Property or any portion thereof. To Seller’s knowledge, the Seller Real Property is free from any such hazardous or toxic substance, hazardous waste, contaminants, oil, and radioactive and other hazardous materials, except any such materials which are maintained in accordance with applicable Law.

The Seller Real Property does not contain any mold or underground storage tanks, polychlorinated biphenyl or friable asbestos.

5.16.  No Brokers or Finders. Seller has not engaged or made any agreement with any broker, finder or similar agent or any Person or firm which will result in the obligation of Buyer or any of its affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

5.17.  Customers. Schedule 5.17 sets forth a complete and accurate list of the names and addresses of the customers of the Business showing the approximate total sales in dollars by the Business to each such customer for the nine month period ended September 30, 2006.

5.18.  Insurance. Schedule 5.18 contains a complete list of the current insurance policies held by Seller in respect of the Business and the Acquired Properties. Seller has not received (i) any written notice of cancellation of any such policies or refusal of coverage thereunder, (ii) any written notice that any issuer of any of such policies has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, (iii) any other written notice that such policies are no longer in full force and effect or that the issuer of any of such policies is no longer willing or able to perform its obligations thereunder or (iv) any written notice that any issuer of any such policies intends to substantially increase rates or that substantial capital improvements or other expenditures will have to be made in order to continue such insurance at present rates. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and Seller is otherwise in compliance with the terms of such policies and bonds.

5.19.  Employees

(a) To Seller’s knowledge Seller is and has been in compliance with, with respect to all Employees and service providers, including independent contractors, all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Laws respecting employment discrimination, including sexual harassment, occupational safety and health and unfair labor practices.

(b) Seller is not delinquent in payments to any Employees or service providers, including independent contractors, for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or any amounts required to be reimbursed to such Employees or service providers including independent contractors.

(c) Schedule 5.19 contains a true and complete list of all Employees and each such Employee’s salary. Seller does not owe any Employee, officer, director or independent contractor of the Business any sum in excess of $1,000 individually other than for accrued wages or salaries for the current payroll period.

5.20.  Labor Relations. Seller is not party to or bound by any collective bargaining agreement with respect to the Business or any of the Employees of the Business. There is no current union organizing campaign, including distribution of union authorization cards, employee home visits, or distribution of union literature encouraging Employees to join a union. There is no labor strike or other work stoppage due to labor disagreements pending or, to the knowledge of Seller, threatened against Seller with respect to the Business. There is no unfair labor practice charge or complaint pending against Seller before the National Labor Relations Board or any comparable state, local or foreign agency or administrative authority with respect to the Business, and there is no written grievance currently being asserted against Seller with respect to discrimination, safety, compensation or other issues related to Seller’s employment of Employees in the Business.

5.21.  Accounts Receivable. The accounts receivable included among the Acquired Assets: (i) are all of the accounts receivable relating to the Business; (ii) arose from bona fide transactions in the ordinary course of business; (iii) represent valid and binding obligations of the account debtors; and (iv) have historically been collected at a rate of approximately 60-70% (subject to any reserves therefore in the Financial Statements). There is no contest, claim, defense or right of setoff, under any contract with any account debtor of an account receivable relating to the amount or validity of such account receivable.

5.22.  Bank Accounts Schedule 5.22 lists all accounts and safe deposit boxes at any bank or other financial institution of Seller, and the names of all Persons authorized to draw on or have access to such accounts and safe deposit boxes.

5.23.  Sufficiency of Assets. The Acquired Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, reasonably necessary to operate the Business in the manner presently operated by Seller.

5.24.  Investment. The Selling Parties (i) understand that neither the Shares, the Earn-out Warrants nor the shares subject such Options have been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (ii) are acquiring the Shares solely for their own account for investment purposes and not with a view to the distribution thereof, except in compliance with applicable law, (iii) are sophisticated investors with knowledge and experience in business and financial matters, (iv) have received certain information concerning the Buyer and have had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares, (v) are able to bear the economic risk and lack of liquidity inherent in holding the Shares and (vi) are accredited investors as such term is defined in the Securities Act.

5.25.  Disclosure

(a) No representation or warranty or other statement made by the Selling Parties in this Agreement, the Disclosure Schedule, any supplement to the Disclosure Schedule, the certificates delivered pursuant to this Agreement or otherwise in connection with the transactions contemplated by this Agreement contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

(b) The Selling Parties do not have knowledge of any fact that may materially adversely affect the assets, business, prospects, financial condition or results of operations of the Business or the Seller Real Property that has not been set forth in this Agreement or the Disclosure Schedule.

5.26.  No Additional Representations. The Selling Parties are not making any representations or warranties, express or implied, of any nature whatsoever, except for the representations and warranties expressly set forth in this Section V and in any Ancillary Agreements.

SECTION VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Selling Parties as follows:

6.1.  Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to conduct its business as it is presently being conducted and to own and lease its properties and assets.

6.2.  Authorization. Buyer has all requisite power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Ancillary Agreements, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Selling Parties, is a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as may be limited by the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

6.3.  No Conflict or Violation; Consents and Approvals

(a) Neither the execution, delivery or performance by Buyer of this Agreement or the Ancillary Agreements, nor the consummation by Buyer of the transactions contemplated hereby and thereby will (i) violate or conflict with any provision of the certificate of incorporation or bylaws of Buyer, (ii) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any contract or agreement to which Buyer is a party or by which its assets are bound, or (iii) violate any Law or Governmental Order applicable to Buyer, except in the case of each of clauses (i) and (ii) above, for such violations, breaches, defaults, terminations or accelerations which would not reasonably be expected to have a Material Adverse Effect on Buyer or to materially adversely affect the ability of Buyer to consummate the transactions contemplated hereby.

(b) No consent, approval or authorization of or from, notice to or declaration, filing or registration with any domestic or foreign Governmental Authority or any other Person is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except where failure to obtain such consent, approval or authorization or to make such notice, declaration, filing or registration would not reasonably be expected to have a Material Adverse Effect on Buyer or to materially adversely affect the ability of Buyer to consummate the transactions contemplated hereby.

6.4.  Buyer Common Stock The Shares shall, upon issuance thereof, be validly issued, fully paid and nonassessable and free and clear of all Liens. [Dan to provide extra reps for Buyer to consider].

6.5.  No Brokers or Finders. Buyer has not engaged or made any agreement with any broker, finder or similar agent or any Person or firm which will result in the obligation of any Seller or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

6.6.  No Litigation. There is no Action, proceeding or government investigation pending or, to the knowledge of Buyer, threatened against Buyer by or before any court or Governmental Authority that individually or in the aggregate would, or would reasonably by expected to, impede the ability of Buyer to complete the Closing.

SECTION VII
PRE-CLOSING COVENANTS

7.1.  Pre-Closing Covenants of Selling Parties. Between the date of this Agreement and the Closing, the Selling Parties shall:

(a) Access to Information. Provide to Buyer, its lenders and their respective counsel, accountants, consultants and other Representatives, full access during normal business hours, to such of the personnel, properties, books, accounts, contracts, records and such other information of Seller as Buyer may reasonably request;

(b) Conduct of the Business. Except as permitted or required hereby or as Buyer may otherwise consent to in writing, operate the Business only in the ordinary course of business as such Business was conducted prior to the date hereof and shall use Reasonable Efforts to (i) preserve and keep intact its present business organization and (ii) preserve its relationships with customers, and others having business dealings with the Business;

(c) Maintenance of Properties and Assets. Maintain the Acquired Assets, including any leased assets, in their current state of repair, order and condition, and the Business past practices, reasonable wear and tear excepted;

(d) Maintenance of Books and Records. Maintain the books and records of the Business in the ordinary course of business on a basis consistent with prior periods;

(e) Compliance with Laws. Comply in all material respects with all Laws applicable to the Acquired Assets and to the conduct of the Business;

(f) Performance of Obligations. Perform all the obligations relating to the Business in the ordinary course of business in accordance with past practices;

(g) Approvals and Consents. Use Reasonable Efforts to obtain in writing as promptly as possible and in any event before the Closing Date, all approvals and consents required to be obtained by Seller in order to effectuate the transactions contemplated hereby and deliver to Buyer copies of such approvals and consents;

(h) Notice of Material Damage. Give to Buyer prompt written notice of any damage, by fire or other casualty, to the Acquired Assets or the Business;

(i) Notification. Promptly notify Buyer in writing of any fact, condition, event or circumstance which (i) makes it necessary to correct any representation and warranty in Section V which has been rendered inaccurate thereby or (ii) arises after the date hereof and which, had it existed on or prior to the date hereof, would have resulted in any inaccuracy in a representation and warranty in Section V. In the event the occurrence of any fact, condition, event or circumstance requires any change to the Disclosure Schedule attached hereto, Seller shall promptly deliver to Buyer a supplement to such Schedule specifying such change. All such supplements shall be deemed to be accepted and made a part of this Agreement except as provided in the immediately following sentence. If the omission of such supplement would cause a material inaccuracy for purposes of Section 8.1 of a representation or warranty, in the absence of a waiver by Buyer, Buyer may elect, as its sole remedy, to (i) terminate this Agreement for non-satisfaction of Section 8.1, in which event, the Selling Parties shall have no liability to Buyer or (ii) negotiate an appropriate adjustment to the Purchase Price and consummate the transactions contemplated hereby, in which event any required amendments to any schedule shall be deemed accepted and waived by Buyer.

(j) Interim Financial Statements. Within five (5) days after the end of each calendar month from the date hereof, deliver to Buyer an unaudited balance sheet for the Business as of the last day of such prior month and the related statement of operations for such month and for that portion of such fiscal year ended with the last day of such monthly accounting period;

(k) Standstill. Not, directly or indirectly, through any representative or otherwise, solicit, entertain any offers from, or negotiate or enter into an agreement with any other Person with respect to the sale, merger, consolidation, transfer or other conveyance of any of the Acquired Assets, except as expressly contemplated by this Agreement. Seller shall immediately notify Buyer regarding any contact between Seller, or its respective representatives and any other Person regarding any such offer, proposal or any related inquiry. All pending discussions, if any, which are inconsistent with the foregoing undertaking, will be immediately suspended; and

(l) Satisfaction of Conditions. Use their Reasonable Efforts to cause each of the conditions set forth in Section 8.1 to be satisfied at or before the Closing.

7.2.  Pre-Closing Covenants of Buyer. Between the date of this Agreement and Closing, Buyer shall:

(a) Satisfaction of Conditions. Use its Reasonable Efforts to cause each of the conditions set forth in Section 8.2 to be satisfied at or before the Closing; and

(b) Notification. Promptly notify Seller in writing of any fact, condition, event or circumstance which (i) makes it necessary to correct any representation and warranty in Section VI which has been rendered materially inaccurate thereby or (ii) arises after the date hereof and which, had it existed on or prior to the date hereof, would have resulted in any inaccuracy in a representation and warranty in Section VI. If the omission of such supplemented information would cause a material inaccuracy for purposes of Section 8.2 of a represent or warranty, in the absence of a waiver by Seller, Seller may elect as its sole remedy to (i) terminate the Agreement for non-satisfaction of Section 8.2, in which event Buyer shall have no liability to the Selling Party or (ii) negotiate an appropriate adjustment to the Purchase Price and consummate the transactions contemplated hereby in which event such supplemented information shall be deemed accepted by Seller.

SECTION VIII
CONDITIONS OF CLOSING

8.1.  Conditions Precedent to Buyer’s Obligation to Close. Buyer’s obligation to purchase the Acquired Assets, and to take the other actions required to be taken by Buyer at the Closing, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a) Accuracy of Representations. Except as provided herein, all of Selling Parties’ representations and warranties in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made;

(b) No Material Adverse Effect. Subsequent to the date hereof and prior to the Closing, there shall have been no occurrence of any event that, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect upon the Acquired Assets or the Business, specifically including, but not limited to, the financial condition and operating results of the Business;

(c) Selling Parties’ Performance. All of the covenants and obligations that a Selling Party is required to perform, or to comply with, pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects;

(d) Closing Deliveries. Seller shall have caused the documents and instruments required by Section 4.2(a) to be delivered (or tendered subject only to Closing) to Buyer;

(e) Consents. All consents which are necessary to allow Buyer to own and operate the Business and the Acquired Assets from and after the Closing shall have been obtained and shall be in full force and effect;

(f) No Proceedings. Since the date of this Agreement, there shall not have been commenced or threatened against Buyer, or against any Affiliate of Buyer, any proceeding involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated hereunder;

(g) No Conflict. Neither the consummation nor the performance of any of the transactions contemplated hereunder will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Buyer or any Affiliate of Buyer to suffer any material and adverse consequence under (i) any applicable Law or Order or (ii) any Law or Order that has been published, introduced or otherwise proposed by or before any Governmental Authority; and

(h) Financial Statements. The Financial Statements are attached hereto and are true and complete.

8.2.  Conditions Precedent to Selling Parties’ Obligation to Close. Selling Parties’ obligations to sell and transfer the Acquired Assets, and to take the other actions required to be taken by any Selling Party at the Closing, or to cause the same to happen, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

(a) Accuracy of Representations. All of Buyer's representations and warranties in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

(b) Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform, or to comply with, pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects;

(c) Closing Deliveries. Buyer shall have caused the documents and instruments required by Section 4.2(b) to be delivered (or tendered subject only to Closing) to Seller;

(d) No Proceedings. Since the date of this Agreement, there shall not have been commenced or threatened against any of the Selling Parties, or against any Affiliate thereof, any proceeding involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated hereunder; and

(e)  No Conflict. Neither the consummation nor the performance of any of the transactions contemplated hereunder will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Seller or any Affiliate of Seller to suffer any material and adverse consequence under (i) any applicable Law or Order or (ii) any Law or Order that has been published, introduced or otherwise proposed by or before any Governmental Authority, excluding bulk sales laws.

SECTION IX
TERMINATION

9.1.  Events of Termination. This Agreement may be terminated prior to Closing pursuant to any of the following:

(a) Termination by Buyer. This Agreement may be terminated by Buyer’s written notice to Seller if (i) a material breach of any provision of this Agreement has been committed by a Selling Party and such breach has not been cured within five (5) days of receiving written notice from Buyer that such breach will not be waived by Buyer or (ii) any condition set forth in Section 8.1 has not been satisfied as of Closing or if satisfaction of such a condition by Closing is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement), and Buyer has not waived such condition before Closing;

(b) Termination by Seller. This Agreement may be terminated by Seller’s written notice to Buyer if (i) a material breach of any provision of this Agreement has been committed by Buyer and Buyer has not cured such breach within five (5) days of receiving written notice from Seller that such breach will not be waived by Seller or (ii) any condition in Section 8.2 has not been satisfied as of Closing or if satisfaction of such a condition by Closing is or becomes impossible (other than through the failure of a Selling Party to comply with its obligations under this Agreement), and Seller has not waived such condition before Closing; or

(c) Mutual Termination. This Agreement may be terminated by mutual written consent of Buyer and Seller.

9.2.  Effect of Termination. Each party's right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 9.2 and Sections 13.4 and 13.12 will survive, provided, however, that, if this Agreement is terminated because of a willful breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the party's willful failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

SECTION X
POST-CLOSING COVENANTS OF THE SELLING PARTIES AND BUYER

Selling Parties and Buyer each covenant with the other as follows:

10.1.  Further Assurances

(a) Upon the terms and subject to the conditions contained herein, the parties agree, after the Closing, (i) to use Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and (iii) to cooperate with each other in connection with the foregoing.

(b) Each of the parties will give any notices to, make any filings with, and use its Reasonable Efforts to obtain any authorizations, consents, and approvals of any Governmental Authorities required in connection with the consummation of the transactions contemplated hereby.

10.2.  Liquidation of Seller. Seller shall consummate the liquidation of Seller within twenty-four (24) months after the Closing Date.

10.3.  Repurchase Right.

(a) After the Closing, Buyer agrees to use its best efforts to seek public and private markets for its shares of common stock with a goal towards (i) registering its shares of common stock under the Securities Act and (ii) closing a transaction or transactions involving an aggregate investment of $500,000 in Buyer.

(b) If Buyer fails to close a transaction or transactions involving an aggregate investment of $500,000 or misses an employment or consulting payment to Stein or Goldberg respectively, as defined in the compensation sections of Stein and Facility Consulting’s Agreements within one year of closing date (each, a “Trigger”), Seller shall have the option to repurchase the Domain Names for one dollar ($1.00) (the “Repurchase Right”) by giving written notice (“Repurchase Notice”) to Buyer that Seller intends to exercise its Repurchase Right. Seller’s Repurchase Right shall terminate if not exercised within ninety (90) days of the Trigger. Buyer shall have thirty (30) days from receipt of the Repurchase Notice to cure the event that caused the Trigger or execute and deliver an assignment of domain names assigning all of Buyer’s rights, title and interest in and to the Domain Names to Seller in exchange for one dollar ($1.00) in substantially the form of the Domain Names Transfer Agreement.

10.4.  Seller Real Property. Seller agrees that from and after the Closing:

(a) Buyer shall have the right to occupy and use the premises covered by the Lease for any and all purposes allowed under the Lease. Buyer shall have all rights of Seller under the Lease and Seller shall have no rights with respect to the Lease or the use of the Seller Real Property except to the extent permitted by Buyer. Seller shall make all payments due under the Lease in a timely fashion and will not cause any default to exist or continue under the Lease. Seller shall not take any action or exercise any right under the Lease without first obtaining Buyer’s written consent. Seller shall notify Buyer of any circumstance which arises that could result in an event of default under the Lease.

(b) Buyer shall reimburse Seller for all payments due under the Lease (minus any amounts paid to Seller under the Sublease). Seller shall invoice or notify Buyer of amounts due pursuant to this Section 10.3 (taking into account the offset relating to the Sublease) on a monthly basis at least fifteen (15) days prior to such amounts becoming due under the Lease. If Buyer is provided such advance notice, Buyer shall remit such payment to Seller at least five (5) days prior to such amounts becoming due under the Lease.

SECTION XI
EMPLOYEE MATTERS

11.1.  Employees and Offers of Employment.

(a) From and after Closing, the Buyer shall employ Stein and Goldberg pursuant to the terms of the Stein Employment Agreement and the Goldberg Consulting Contract, respectively. For the purposes of this Section XI, Goldberg, Stein and Jessica Kamerman shall be referred to as “Transferred Persons”.

(b) Buyer shall not assume responsibility for any Transferred Person until such person commences employment with or begins to perform services for Buyer, but in no event shall Buyer assume any responsibility for any commitment, obligation, duty or liability (i) of Seller to any Transferred Person or (ii) to any Transferred Person that arose prior to the Closing Date. Without limiting the generality of the foregoing, Seller shall remain responsible and pay, perform, in due course or make adequate reserves for, the Liabilities and obligations of Seller in respect of the Transferred Persons, including for salaries, wages, bonuses and incentive compensation, pension, retirement, savings, health, vacation, paid time off, sick pay, welfare and other benefits, severance payments or similar payments in respect of the Transferred Persons and other compensation or payroll items, including payroll taxes, that have accrued on or prior to the Closing Date.

(c) Responsibility for workers’ compensation claims related to the Business arising out of events having a date of injury on or before the Closing Date shall remain with Seller. The Buyer shall have sole responsibility for workers’ compensation claims related to the Business arising out of events having a date of injury of an Person after the Closing Date. Responsibility for occupational disease claims alleging exposure before, on and after the Closing Date shall be determined and apportioned in accordance with applicable law.

11.2.  Salaries and Benefits. Seller shall be responsible for:

(a) the payment of all wages and other remuneration due to Employees with respect to services provided through Closing, including pro rata bonus payments and all vacation pay earned prior to Closing;

(b) any claims made or incurred by Employees and their beneficiaries through Closing under Plans; and

(c) any claims for workers’ compensation injuries made or incurred by Employees through Closing.

For purposes of the immediately preceding sentence, a charge will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the charge are performed and, in the case of other benefits (such as workers’ compensation disability or life insurance), when an event has occurred or when a condition has been diagnosed that entitles the Employee to the benefit.

11.3.  Tax Deposits and Returns Transferred. Seller shall make all required deposits for all withholding, social security, Medicare insurance, and unemployment insurance Taxes relating to Employees with respect to services rendered through the Closing Date and shall file timely quarterly and annual reports with respect to such Taxes in accordance with applicable Law whether such reports are due prior to or after the Closing.

11.4.  No Transfer of Assets. Seller will not make any transfer of Plans or the assets of Plans, to Buyer.

11.5.  General Employee Provisions

(a) Seller and Buyer shall give any notices required by Law and take whatever other actions with respect to the plans, programs and policies described in this Section XI as may be necessary to carry out the arrangements described in this Section.

(b) Seller and Buyer shall provide each other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in this Section XI.

(c) If any of the arrangements described in this Section XI are determined by the IRS or other Governmental Agency to be prohibited by Law, Seller and Buyer shall modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated herein in a manner that is not prohibited by Law.

(d) Buyer shall not have any responsibility, liability or obligation, to Transferred Persons, Employees of Seller who are not hired by Buyer, former employees, their beneficiaries or to any other Person, with respect to any Plan, practices, programs or arrangements (including the establishment, operation or termination thereof and the notification and provision of COBRA coverage extension) maintained by Seller.

SECTION XII
ADDITIONAL COVENANTS

12.1.  Collection of Accounts Receivable. At the Closing, Buyer will acquire hereunder, and thereafter Buyer or its designee shall have the right and authority to collect for Buyer’s or its designee’s account, the accounts receivable of Seller acquired as part of the Acquired Assets. Seller covenants that it shall pay or transfer to Buyer, if and when received, any amounts which are received by Seller in respect of any such accounts receivable.

12.2.  Books and Records. Each party agrees that it will cooperate with and make available to the other party, during normal business hours, all books and records, information and Employees (without substantial disruption of employment) retained and remaining in existence after the Closing which are necessary or useful in connection with any Tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such books and records, information or Employees for any reasonable business purpose. The party requesting any such books and records, information or Employees shall bear all of the out of pocket costs and expenses (including without limitation attorneys' fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books and records, information or Employees. The parties agree that nothing in this Section shall obligate Seller to continue to employ any Employee after the Closing.

12.3.  Survival of Representations, Etc. All of the representations and warranties made by each party in this Agreement shall survive the Closing for a period of twelve (12) months following the Closing, except (a) the representations and warranties contained in Sections 5.13 and 5.14 shall survive in accordance with the applicable statute of limitations; (b) the representations and warranties contained in Section 5.2 and Section 5.4(a) shall survive indefinitely (or if indefinite survival is not permitted by law, then for the maximum period permitted by applicable law). All covenants to be performed by the parties following the Closing for a specified period expressly set forth in this Agreement shall survive for such period and, if no period is specified, shall survive in accordance with the applicable statute of limitations for written contracts. Buyer’s indemnification obligation pursuant to Section 12.4(b)(iii) each shall survive indefinitely (or if indefinite survival is not permitted by law, then for the maximum period permitted by applicable law). Each party hereto shall be entitled to rely upon the representations and warranties of the other party set forth in this Agreement. The expiration of the representations and warranties provided herein shall not affect the rights of a party in respect of any Claim made by such party in a writing received by the other party prior to the expiration of the applicable survival period provided herein.  Notwithstanding the foregoing, Buyer shall not be entitled to indemnification pursuant to this Section 12.4 with respect to any representation or warranty as to which Buyer had knowledge of the breach of such representation or warranty by any of the Sellers.

12.4.  Indemnification

(a) From and after the Closing, the Selling Parties, jointly and severally, shall indemnify, defend, save and hold harmless Buyer, its Affiliates and subsidiaries, and its and their respective Representatives, from and against any and all Losses up to but not to exceed an amount equal to the Hold Back incurred in connection with, arising out of, resulting from or incident to:

(i) any breach of any representation or warranty or the inaccuracy of any representation, made by any Selling Party in or pursuant to Section V of this Agreement (after giving effect to any accepted or waived supplement to the disclosure schedules made by Seller on or prior to the Closing Date) or any of the Ancillary Agreements;

(ii) any breach of any covenant or agreement made by any Selling Party in or pursuant to this Agreement or any of the Ancillary Agreements;

(iii) any Retained Liability and/or third party claim made against Buyer (whether on the basis of successor liability or otherwise) relating to any Retained Liability and/or any liability arising out of the ownership or operation of the Acquired Assets or the Business prior to Closing other than the Assumed Liabilities; and

(iv) the Client Acquisition Agreement.

(b) From and after the Closing, Buyer shall indemnify, defend and save and hold harmless the Selling Parties, their Affiliates and subsidiaries, and their respective Representatives from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation made by Buyer in or pursuant to Section VI of this Agreement (after giving effect to any accepted or waived supplement to the disclosure schedules made by Buyer on or prior to the Closing Date) or any of the Ancillary Agreements; (ii) any breach of any covenant or agreement made by Buyer in or pursuant to this Agreement or any of the Ancillary Agreements; or (iii) any Assumed Liability.

(c) Notwithstanding any other provision herein contained, Buyer may (but shall not be required to), at any time during the applicable indemnity period and after compliance with Section 12.4(d), set-off against the Hold Back any amounts for which the Selling Parties are required to indemnify Buyer if and to the extent the Selling Parties have not previously paid any such amount. Buyer shall promptly notify Seller in writing with respect to any Hold Back applied to Losses, including reasonable detail concerning the facts or allegations related thereto. In the event that Buyer has notified Seller of a matter requiring indemnification hereunder, and such matter is not resolved prior to the Hold Back Expiration Date, Buyer may retain the reasonably estimated amount of the Losses related to such Claim until the Claim is resolved and paid. Upon such resolution and payment, such part of the Hold Back otherwise disbursable to Seller then held and not applied to such Losses shall be immediately paid to Seller.

(d) If a Claim for Losses is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 12.4; provided, however, if any Action is filed against any party entitled to the benefit of and seeking indemnity hereunder, the applicable Claim Notice shall be given to the indemnifying party as promptly as practicable (and in any event within ten (10) days after the service of the citation or summons). Notwithstanding the foregoing, the failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party is actually prejudiced by such failure. The parties agree to resolve disputes relating to any Claim Notice pursuant to the provisions in Section 13.12.

(e) After receiving a Claim Notice relating to a Claim by or against any third party, the indemnifying party shall be entitled, upon written notice to the indemnified party, at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same (unless the named parties to such Action include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled, at the indemnifying party’s cost, risk and expense, to separate counsel of its own choosing), and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld or delayed. In such circumstance, the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. If the indemnifying party fails to assume the defense of such claim within twenty (20) days after receipt of the Claim Notice, the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party; provided, however, that such Claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. In the event the indemnified party assumes the defense of the claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement. The parties shall cooperate in all reasonable respects with each other in the investigation, trial and defense of any such claim for Losses or Action and any appeal arising therefrom.

12.5.  Treatment of Payments. It is the intent of the parties that any amounts paid under Section 12.4 will represent an adjustment of the Purchase Price, and the parties will report such payments consistent with such intent.

12.6.  Non-Solicitation of Employees. The parties hereto agree that for a period of (i) two (2) years from the date of this Agreement, neither Seller nor any of its Affiliates will solicit, (or cause to be solicited) the employment of any Transferred Person who is then employed by Buyer or its Affiliates, and (ii) for a period of three (3) years from the date of this Agreement, neither Seller nor any of its Affiliates will solicit (or cause to be solicited) the employment of any Person who is then employed by Buyer in the Business.

12.7.  Exclusive Remedy. The parties hereby acknowledge and agree that, the sole and exclusive remedy of the parties with respect to any and all post-Closing Claims (other than any Claim arising for injunctive relief out of any alleged breach of Section 12.6 (Non-solicitation of Employees) or alleging fraud or intentional misrepresentation) relating to or arising under this Agreement and the transactions contemplated hereby shall be indemnification as provided in Section 12.4.

12.8.  Goldberg Guarantee. As a material inducement to Buyer to enter into this Agreement, Goldberg hereby guarantees to Buyer the full and prompt performance of all of the obligations and undertakings of FC under this Agreement prior to and after Closing, including, without limitation, the accuracy of the representations and warranties in Section V and the performance of FC’s pre and post-Closing covenants hereunder.

(a) Goldberg’s obligations hereunder constitute the legal and valid obligations of Goldberg and are unconditional irrespective of (i) the absence of any attempt by or on behalf of Buyer to enforce its rights under this Agreement against FC or any other Selling Party, (ii) any bankruptcy, insolvency, receivership or similar law of any jurisdiction or any proceeding or condition hereunder or with respect thereto or (iii) any other occurrence or circumstance whatsoever, whether similar or dissimilar to the foregoing, that might otherwise constitute a legal or equitable defense or discharge of the Liabilities of Goldberg or that might otherwise limit recourse against Goldberg except to the extent any defense which FC may have had is available to Goldberg. Notwithstanding the foregoing, (1) any failure of a condition contained in this Agreement or of the Buyer to comply with the Agreement (whether such breach results from Fraud, intentional misrepresentation or otherwise) which would relieve FC of its obligations under the Agreement shall likewise relieve Goldberg of his obligations hereunder; and (2) Goldberg shall be entitled to the benefit of any defenses, limitations, caps or disclaimers of damages that may be available to FC under this Agreement.

(b) The obligations of Goldberg hereunder shall continue in full force and effect in the event that the Closing does not occur; provided, however, that such obligations shall automatically terminate to the extent FC is finally relieved of its obligations hereunder.

SECTION XIII
MISCELLANEOUS

13.1.  Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties, except that (i) Buyer may assign any of its rights and delegate any of its obligations under this Agreement to any Affiliate and may collaterally assign its rights hereunder to any financial institution providing financing in connection with the transactions contemplated hereunder, but such assignment or delegation shall not relieve Buyer of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

13.2.  Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if personally delivered; (b) when transmitted if transmitted by telecopy, electronic or digital transmission; (c) the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service; and (d) upon receipt, if sent by certified or registered mail, return receipt requested. In each case any such notice, request, demand or other communication shall be sent to:

If to either Selling Party, to:

c/o The Debt Reduction Group, LLC
12121 Wilshire Blvd., Suite 322
Los Angeles, CA 90025
Attention: Damon Stein
Facsimile: (310) 820-3220

With a copy to:

Alschuler Grossman Stein & Kahan LLP
The Water Garden
1260 26th Street
Fourth Floor, North Tower
Santa Monica, CA 90404
Attention: Stanton L. Stein
Facsimile: (310) 907-2000

If to Buyer, to:

Accelerize New Media, Inc.
1280 Helms Road
Columbia Falls, MT 59912
Attention: Brian Ross
Facsimile: (406) 862-2162

with a copy to:

Sullivan & Worcester LLP
1290 Avenue of the Americas
New York, NY 10104
Attention: J. Truman Bidwell, Jr.
Facsimile: (212) 660-3001

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

13.3.  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

13.4.  Governing Law. This Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to conflict of laws rules thereof.

13.5.  Entire Agreement; Amendments and Waivers. This Agreement (together with all Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

13.6.  Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument, binding upon the parties hereto.

13.7.  Expenses. Each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses in connection with, arising out of or incident to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including without limitation any action taken by such party in preparation for carrying this Agreement into effect.

13.8.  Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

13.9.  Titles; Gender. The titles, captions or headings of the Sections herein, and the use of a particular gender, are for convenience of reference only and are not intended to be a part of or to affect or restrict the meaning or interpretation of this Agreement. Unless the context requires otherwise, all references to the singular include references to the plural and vice versa.

13.10.  Publicity. Neither Buyer nor Seller or the Principals shall, without the prior written consent of the other party, issue any press release or make any public statement regarding the transactions contemplated hereby except as may be required by law; provided, however, that the parties may jointly issue or make an appropriate and mutually acceptable press release or public announcement following each of (a) the execution and delivery of this Agreement and (b) the Closing; provided Buyer, Seller and the Principals may disclose the terms hereof to Persons from which it must obtain consents or as otherwise required by Seller to perform its obligations hereunder; and provided further that Buyer and Seller may disclose the existence and consummation of this Agreement to their respective vendors and customers and other third parties (including creditors) to the extent necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

13.11.  Incorporation of Exhibits and Schedules; Construction of Certain Provisions. The Exhibits and Schedules referred to in this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth in their entirety herein. Each disclosure in the Disclosure Schedule shall be deemed to qualify only the ???representations and warranties of Seller to the extent there is a specific cross reference thereto in the Disclosure Schedule. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Exhibits or Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in an Exhibit or a Schedule is or is not material for purposes of this Agreement.

13.12.  Dispute Resolution

(a) Hierarchy of Dispute Resolution Procedures. Any dispute, controversy, or claim, whether based on contract, tort, statute, fraud, misrepresentations, or any other legal theory (i) between Seller, the Principals and/or any of their Affiliates, on the one hand, and Buyer and/or any of its Affiliates, on the other hand (a “Dispute”), that arises out of or relates to this Agreement or any obligations or related services to be provided under this Agreement, shall be resolved in accordance with the procedures described in this Section 13.12. In the case of a Dispute, the parties shall establish an internal hierarchy to facilitate resolution of any Dispute as set forth below:

(i) Upon written request of Seller or Buyer, Seller shall appoint one designated representative and Buyer shall appoint one designated representative whose task it shall be to meet for the purpose of endeavoring to resolve such Dispute. Before any initial meeting, the designated representative shall provide to each party written notice of any Dispute, which notice shall include a detailed description of the claim or dispute sufficient to allow a full analysis and complete response. Each party shall exercise good faith in providing its response to any claim or dispute, in advance of the first meeting between designated representatives. The designated representatives shall meet as often as the parties reasonably deem necessary to discuss the Dispute in an effort to resolve the Dispute without the necessity of any further proceeding.

(ii) Seller and Buyer shall negotiate in good faith in an attempt to resolve the Dispute for a period of not greater than sixty (60) days after notice of the Dispute is received by the parties.

(b) Arbitration.

(i) If the parties are unable to resolve any Dispute as contemplated by Section 13.12(a), such Dispute, excluding any matter relating to questions of arbitrability and any action for injunctive relief or specific performance, shall be submitted to arbitration.

(ii) Any arbitration hereunder shall be conducted as a self administered arbitration in accordance with and subject to the Federal Arbitration Act (9 U.S.C. § 1 et seq., the “Arbitration Act”) to the exclusion of any state arbitration laws, and to the extent not inconsistent with the Arbitration Act, in accordance with the commercial arbitration rules of the American Arbitration Association, as then in effect (the “Arbitration Rules”). The arbitration shall occur in New York, NY.

(iii) The arbitration panel shall consist of a three (3) arbitrators, one chosen by each party to such arbitration proceeding and the third chosen by mutual agreement of the two (2) arbitrators selected by such parties. The arbitrators shall be lawyers, judges or mediators experienced in the resolution of commercial disputes. The relevant parties shall cooperate to select their respective arbitrators promptly after service of a document initiating arbitration and with the goal of swiftly constituting the full panel. Once the arbitration panel has been constituted, all arbitrators shall be treated as neutral arbitrators, and no ex parte communications shall be permitted.

(iv) The award of an arbitration panel shall be final and binding upon the parties to such arbitration proceeding, with only such rights of appeal or review as are available under the Arbitration Act.

(v) Except for the matters specifically addressed in the Arbitration Rules or hereafter in this Section 13.12(b) the procedural rules for the conduct of an arbitration under this Section 13.12(b) shall be established by the arbitration panel consistent with the parties' intent that any arbitration hereunder is to be conducted in a streamlined and expedited manner, with limited discovery, and as economically as practicable. In addition, the following shall apply:

(1) All costs and fees of counsel and expert witnesses shall be borne by the party incurring the same; and

(2) The costs of the arbitration panel shall be divided equally among the parties to any arbitration proceeding.

13.13.  Damages Limitations. Notwithstanding anything in this Agreement, no party hereto or other Person shall be entitled to consequential, collateral, special, incidental, multiple, indirect or punitive damages, lost profits or similar items in connection with any disputes, claims, damages or injuries arising under or in any manner related to this Agreement or any Ancillary Agreement, or any other agreement or document delivered pursuant hereto or thereto, including Schedules and Exhibits hereto or thereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

Seller:

THE DEBT REDUCTION GROUP, LLC
BY: Damon Stein, its Manager

By: /s/ Damon Stein
Name:  Damon Stein
Title:  Manager and President

Principals:

/s/ Daniel Goldberg
Facility Consulting, LLC

/s/ Damon Stein
Damon Stein

Buyer:

ACCELERIZE NEW MEDIA, INC.

By:  /s/ Brian Ross
Name:   Brian Ross
Title: Chief Executive Officer and President

For the purpose of the Guarantee set forth in Section 12.8

/s/ Daniel Goldberg
Daniel Goldberg

Schedule A

Domain Names and Acquired Assets

Domain Names

1.	creditcounselinggroup.com,

2.	credit-counseling-group.com,

3.	debt-consolidation-options.com,

4.	debt-management-consolidation.com,

5.	debt-management-experts.com,

6.	debt-management-pros.com,

7.	debtorsrelief.com,

8.	debtreductiongroup.net,

9.	debtreliefconsultant.com,

10.	erasecreditcarddebt.com,

11.	free-debt-consolidation-information.com,

12.	free-debt-consolidation-online.com,

13.	funditmortgage.com,

14.	funditmortgage.net,

15.	getdebtreduction.com,

16.	knockoutdebt.com,

17.	knockoutdebt.net,

18.	knockoutdebts.com,

19.	knockoutdebts.net,

20.	kodebt.com,

21.	my-debt-relief.com,

22.	thedebtreductiongroup.com,

23.	thedebtreductiongroup.net,

24.	usacreditcarddebt.com,

25.	consumercreditcounseling4u.com

Schedule 1.2

Transferred Contracts

1. Buyer Agreement, dated as of May 16, 2005 by and between DRG and Sky Brook Ventures, LLC.
2. Advertising Agreement dated as of January 18, 2005 by and between 411Web Interactive and DRG
3. DirectTrack Purchase Order dated as of April 19, 2003 by and between Direct Response Technologies, Inc. and DRG
4. Advertising Insertion Order dated as of October 9, 2006 by and between Bane Media, Inc. and DRG
5. Advertising Insertion Order dated as of October 9, 2006 by and between Bane Media, Inc. and DRG
6. Client Service Agreement made and entered into as of August 6, 2003 by and between Zerolag Communications, Inc. and DRG
7. Lead Generation Advertising Agreement dated as of February 3, 2006 by and between Mira Outdoor Media and DRG
8. Service Agreement dated as of March 29, 2004 by and between Mpower Communications and DRG
9. Lead Insertion Order dated as of July 7, 2006 by and between LowerMyBills.com and DRG
10. Lead Trading Agreement by and between LeadPoint and DRG
11. Service Agreement by and between Atlas DMT LLC and DRG
12. Service Agreement dated as of June 21, 2005 by and between Gsolutionz, Inc. and DRG
13. Advertising Placement Order Agreement entered into as of December 8, 2005 by Diamond Marketing Solutions Inc. and DRG
14. Education Funding Products and Services Agreement effective as of May 24, 2006 between NextStudent Inc. and DRG
15. Referral Agreement made and entered into as of April 18, 2005 by and between DRG and Biz911, Inc.
16. Affiliate Lead Generation Agreement made and entered into effective as of May 8, 2006 by and between CustomerFunding.com Inc. and The Debt Reduction Group, LCC.
17. Lead Purchase Agreement made and entered into as of April 4, 2006 by and between CIQ, Inc. and DRG

18. Lead Purchase Affiliate Agreement made and entered into effective July 13, 2006 by and between Bluesky Marketing Group, Inc. and DRG
19. Advertising Agreement by and between Google AdSense and DRG
20. Equipment Lease Agreement dated as of December 25, 2002 by and between Pitney Bowes Credit Corporation and DRG
21. Postage Meter Rental Agreement dated as of December 25, 2002 by and between Pitney Bowes Credit Corporation and DRG
22. Equipment Maintenance Agreement dated as of December 25, 2002 by and between Pitney Bowes Credit Corporation and DRG
23. Soft-Guard Agreement dated as of December 25, 2002 by and between Pitney Bowes Credit Corporation and DRG
24. Software Maintenance Agreement dated as of December 25, 2002 by and between Pitney Bowes Credit Corporation and DRG
25. Purchase Power Agreement dated as of December 25, 2002 by and between Pitney Bowes Credit Corporation and DRG
26. Equipment Lease Agreement dated as of September 14, 2004 by and between Citicorp Vendor Finance, Inc. and DRG
27. Errors and Omissions Liability Policy dated as of April 21, 2004 by and between Tudor Insurance Company and DRG
28. Certificate of Liability Insurance dated as of May 8, 2006 by and between Hartford Casualty Insurance Co. and DRG
29. IMS and IDSA Agreement effective as of June 20, 2005 by and between DRG and Phil Cefalu.
30. IMS and IDSA Agreement effective as of June 20, 2005 by and between DRG and Jesse Smith
31. IMS and IDSA Agreement effective as of August 11, 2005 by and between DRG and Matt Fitzell
32. IMS and IDSA Agreement effective as of December 12, 2005 by and between DRG and Aaron Englert.
33. IMS and IDSA Agreement effective as of August 1, 2006 by and between DRG and Dennis Charnoff

34. IMS and IDSA Agreement effective as of June 14, 2006 by and between DRG and Antoine Taylor
35. Client Acquisition Agreement made and entered into as of June 20, 2005 by and among DebtXS, LP and DRG
36. Independent Marketing Supervisor Agreement effective as of June 20, 2005 made and entered into by and between DebtXS, LP and DRG
37. Corporate Bond Agreement with Western Surety Company extended through July 15, 2007.

Schedule 1.3

Options Payment

Non-Qualified Stock Options

Phil Cefalu	50,000
Jesse Smith	50,000
Matt Fitzell	15,000
Aaron Englert	12,500
Jessica Kamerman	10,000
Dennis Chernoff	10,000
Tommy Taylor	10,000

Pool of remaining 43,500 options to be used for new hires or employee bonuses at Mr. Stein’s and Mr. Goldberg’s discretion.

Schedule 3.3

Allocation of Purchase Price

Schedule 5.3

Absence of Changes

DebtXS-IMS Addendum (attached)

Schedule 5.6

Material Contracts

Schedule 5.7

Permits

Schedule 5.8

(a) No Conflict or Violation

(b) Consents and Approvals

Schedule 5.9

Financial Statements

(a) Balance Sheet

(b) Income Statement

Schedule 5.10

Litigation

Schedule 5.12

(a)

(b)

(c)

Schedule 5.17

Customers

Schedule 5.18

Insurance

Schedule 5.19

Employees

Schedule 5.22

Bank Accounts

Exhibit 1.3(a)

Form of Incentive Option Agreement

Exhibit 4.2(a)(i)

Bill of Sale

(attached)

Exhibit 4.2(a)(ii)

Assignment and Assumption Agreement

(attached)

Exhibit 4.2(a)(iii)

Domain Name Transfer Agreement

(attached)

Exhibit 4.2(a)(iv)

Assignment of Intellectual Property

(attached)

Exhibit 4.2(a)(v)

Stein Employment Agreement

(attached)

Exhibit 4.2.(a)(vi)

Goldberg Consulting Contract

(attached)